Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cymer, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report refers to the Company’s adoption of the Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, effective January 1, 2008, and the Company’s adoption of SFAS Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ KPMG LLP

San Diego, California
July 31, 2009